Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________
+4420 7519-7000
Fax: +4420 7519-7070
www.skadden.com

                                   March 31, 2010

VIA EDGAR
H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGold Limited (the “Company”), I refer to the letter dated March 19, 2010 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended June 30, 2009, and the telephone conversation I had with Bob Carroll today regarding the Company’s plan for responding to the Comment Letter.  Further to that telephone conversation, this letter confirms that the Company plans to respond to the Staff’s comments no later than April 23, 2010.

Please contact me at +44 20 7519 7183 with any questions.

Sincerely,
/s/ James A. McDonald
James A. McDonald

cc:	Securities and Exchange Commission
Bob Carroll
Chris White
John Coleman

DRDGold Limited
Craig Barnes
Jacob Hendrik Dissel
Francois van der Westhuizen